Filed by South State Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CenterState Bank Corporation

Commission File No.: 000-32017

The following is an excerpt of a transcript of the investor call held on January 27, 2020 related to the transaction:

Company Participants

•	William E. Matthews V, Executive Vice President and Chief Financial Officer
•	Robert R. Hill, Chief Executive Officer
•	John C. Corbett, President and Chief Executive Officer
•	John C. Pollok, Chief Financial Officer
•	Stephen Dean Young, Executive Vice President and Chief Operating Officer

Other Participants

•	Catherine Mealor
•	Michael Rose
•	Jennifer H. Demba
•	Tyler Stafford
•	Kevin Fitzsimmons
•	Christopher W. Marinac
•	Michael Young

Presentation

Operator

Good morning, and welcome to the South State and CenterState Merger Call. All participants will be in listen-only mode. Please note this event is being recorded.

I would now like to turn the conference over to Will Matthews. Mr. Matthews, please go ahead.

William E. Matthews V, Executive Vice President and Chief Financial Officer

Good morning, and welcome. Thank you for joining us. This is Will Matthews and joining me on this call are Robert Hill, John Corbett, John Pollok, Steve Young.

Earlier this morning, we issued a joint press release to announce a merger of equals of South State and CenterState. Both companies also separately issued their respective fourth quarter earnings releases. We'll discuss today's merger announcement on the call, then provide some brief comments regarding each company's fourth quarter earnings. As noted in our earnings releases, this call will take the place of the earnings calls previously scheduled for tomorrow. Those calls have been canceled. We have posted presentation slides that we will refer to on today's call on each company's investor relations website.

Before we begin our remarks, I want to remind you that comments made by management teams of both South State and CenterState may include forward-looking statements within the meetings of the Private Securities Litigation Reform Act of 1995. These such forward-looking statements we may make are subject to the safe harbor rules. Please review the forward-looking disclaimer and safe harbor language in today's press release and presentation, for more information about risks and uncertainties which may affect us. Additional information about the merger can be found in the forthcoming registration statement and proxy statement.

Now, I will turn the call over to Robert Hill.

Robert R. Hill, Chief Executive Officer

Good morning, and thank you for joining us on this (Technical Difficulty) sheer commitment to our customers and the high quality organization you have built makes this next up possible.

I'll start off with some background around what has brought us to this important day. I'll then turn the call over to John Corbett, who will provide insight into the transaction and the significant opportunities that are ahead of us. Then, Will Matthews will provide a financial overview of the merger. And he and John Pollok will touch on the quarterly results for each company.

If I could summarize a key to our success at South State, it would be described as a series of great partnerships. Those partnerships have included other banks, members of our team, customers and Board members. That same key to success is what has brought us together today. For a long time, John Corbett and I have been building two companies on a parallel path. About 10 years ago, John and I began to spend time together as our banks faced similar challenges and opportunities. The relationship grew beyond the two of us as other members of our teams also began building relationships that helped each company. Almost two years ago, John and I had lunch together, and discussed the decade ahead of us, our rapidly changing industry and our vision for the future.

We both felt the next wave of consolidation would include a few important banks of like size combining. We did not know at the time how right we were. We also agreed that a shared vision, a committed management team, and growing markets were key to the success of these transactions. Clear leadership for the decade ahead was also important to both of us. And at the end of this meeting, I asked John if he would consider a long-term partnership with him as CEO and me as Executive Chair. We agreed that we would absolutely embrace this opportunity and our respective roles if the circumstances were ever right.

One of our investors told me that she considered our company thoughtfully opportunistic. I knew John and his team operated in a similar way, and over the last two years we continued to thoughtfully explore a combination of our banks. For the last five months, our executive teams jumped in and they've worked jointly to build a framework for success. We also spent a lot of time in each other's markets. This allowed us to understand how each bank was built, discuss the opportunities available if we combine, and to build trust.

While we are now seeing this today, this has been years in the making. The work that has been completed already positions this merger for success. More importantly, this positions us as the leading bank in the Southeast, a bank that will continue to perform at a high level, with the opportunity to serve over 1 million customers. But most importantly, it has an amazing leadership team. A team that is one today and committed to our success.

I'm very proud to turn the call over to our CEO, John Corbett.

John C. Corbett, President and Chief Executive Officer

Thank you, Robert. Good morning, everyone. And thanks for joining us in short notice. Robert and I have a lot of ordinary days. Today is not an ordinary day. We both recognize the world is changing faster than ever before. Likewise, the banking business is changing faster than ever before.

Today's announcement represents our acknowledgement of a changing world around us and our plan to proactively lead our banks into the future together. This future is bright. We'll bring a new level of digital convenience to our clients, while at the same time strengthening the personal relationships that define us. It's a future that both of our teams are excited to create.

Most of you in the Investor Community have followed our banks since the financial crisis and you know how closely aligned we are. Both companies are positioned in high-growth markets with meaningful scale. Both are funded by low cost checking accounts, and both share a conservative credit mindset that makes us built for the long run. The South State philosophy of soundness, profitability, and growth is one that we both share. We really have been building the same bank for 20 years in neighboring geographies.

In previous announcements, I referred to our focus on the 3Ms to make a merger successful. The Map, Management and the Math. I'll add a fourth in today, which is, this Moment in time. If you refer to the Map on page four, you'll see the pro forma franchise which will be the eighth largest bank in the Southeastern United States with $34 billion in assets and presence in 10 of the 15 largest markets.

Robert and I both believe in the importance of scale. We believe that having over $1 billion in deposits and a high-growth MSA gives us the scale necessary to hire the best leaders and talent in the market. And that is what this franchise delivers in dynamic markets like Charlotte, Orlando, Tampa, Greenville, Charleston and Atlanta. As you can see on Page 9, it's simply a franchise map that can't be replicated. In our new peer group, the franchise will be home to the fastest growing geography, the Southeastern United States.

Our second focus is an engaged management team. Robert mentioned our 10-year relationship. We have very similar backgrounds. We both went to college in South Carolina, and then we both started our banking careers with large regional banks in Charlotte, North Carolina. We both left the big banks early in our careers to start de novo banks in rural markets. We both led our banks through the financial crisis and we were both opportunistic to take advantage of the FDIC roll-ups and in the downstream consolidation that occurred over the last decade. And most importantly, we both believe in surrounding ourselves with people that are smarter than we are.

Robert mentioned that we have been talking about combining our companies for almost two years, before any of the other MOE's were announced. We have taken that time for our management teams to get to know each other on a personal level, learn about each other's families and other priorities in life. That relational time over the last five months has allowed us to build an executive team that we can announce with confidence today. We all agreed that we needed a clearly defined leadership structure, with clearly defined roles and responsibilities.

We've referenced the Executive Team on Page 6 of the investor deck. Will Matthews will serve as Chief Financial Officer; John Pollock will be Senior EVP, and will help lead us through the conversion as well as serve on the Board of Directors. Steve Young will be responsible for Capital Markets and our specialty lines of business; Renee Brooks will serve as Chief Operating Officer; Greg Lapointe will lead our Sales Force as Chief Banking Officer; Richard Murray will be the President of the holding company.

This is a formidable and young team. They are all in their 40s and 50s with a lot of runway ahead of them. In addition to the Executive Team, we've named an expanded Operating Committee of 16 leaders with clearly defined roles and responsibilities. And unlike most mergers over the last decade, there is no geographic overlap. Which means that the entire geographic leadership team stays intact without disruption.

Third M is Math. Not only is this a powerful Southeastern franchise with a formidable leadership team, this company will produce top-tier returns for our shareholders. The return on tangible equity at 18% is projected to be the highest return in the nation for our new $25 billion to $50 billion peer group. Will is going to review the modeling assumptions which are conservative and achievable. The pro forma company will produce earnings per share accretion over 20%, with minor book dilution and a quick earn back. And the long-term power of the franchise will continue to be the granular deposit base, comprised of over 1 million deposit accounts and a top quartile cost of deposits of only 59 basis points.

And then the final M is this Moment in time. It's human nature to procrastinate and kick the can down the road rather than make the appropriate strategic moves, even when we know that it's logical. As our teams thoughtfully evaluate the landscape and strategic options before us, we absolutely know that this is the right moment in time to create this partnership. Some will wait on the sidelines and see what evolves, while others will be proactive and pick their partner. We've chosen the latter. And in doing so, we are combining the two premiere banks in the Southeast before the opportunity passes us by.

Will is going to walk you through a financial overview of the transaction and then a brief recap of the CenterState fourth quarter results.

William E. Matthews V, Executive Vice President and Chief Financial Officer

Thank you, John. Slide 14 outlines the key modeling assumptions. This is 100% stock transaction with a fixed exchange ratio of 0.3001. Our modeling is based on consensus estimates and we estimate $80 million in cost saves, representing approximately 10% of the combined consensus 2020 NIE base, a number we believe is reasonable. 25% of the cost saves are assumed to realize in 2020, 75% in 2021, and 100% thereafter. EDI is modeled at 1.75% and we expect approximately $205 million in merger and integration costs. Expected credit mark on loans is approximately 1.1% with 15% of that being PCD.

Turning to slide 15, that modeling generate EPS accretion in excess of 20%, with minimal tangible book value dilution and an earn back inside of a year.

* * *

John C. Corbett, President and Chief Executive Officer

I know there are a lot of employees on the call as well. Take a look at the power of the franchise we are creating, what an exciting moment, what an exciting future.

(Question And Answer)

Operator

Thank you. We will now begin the question-and-answer session. The first question today comes from Catherine Mealor with KBW. Please go ahead.

Catherine Mealor

Thanks. Good morning and congratulations.

John C. Pollok, Chief Financial Officer

Thanks, Catherine.

Catherine Mealor

I want to first start just thinking about growth, you laid out a lot of great financial profitability targets. But as we think about how the pro forma company will -- what the growth rate will be on the pro forma company, given you'll be a much bigger balance sheet, how should we think about that?

William E. Matthews V, Executive Vice President and Chief Financial Officer

Sure, Catherine, this is Will. I'll take a stab at that. We continue to have aspirational goals of growing the company over a cycle at close to 10%, but recognize that different economies will allow for different levels of growth, but within our credit box. And we think in the -- for the foreseeable future, that growth rate in mid-single digits is probably more realistic to expect.

Catherine Mealor

Okay. And then any thoughts about -- you guys have been active on buybacks. Any thoughts on how you'll handle that from now until the deal closes and then thoughts on that after the deal closes?

William E. Matthews V, Executive Vice President and Chief Financial Officer

Yes, Catherine, this is Will again. The buybacks are in the consensus estimates, which is what we used in the modeling. And as I think you know both companies have demonstrated that they are good capital stewards independently, and we would expect and plan to continue to be good capital stewards together. Both companies have authorizations in place. Both companies have strong capital formation rates so all of that gives us optionality. There is, of course, some limitation once you print the proxy, but we'll continue to be thoughtful capital stewards and opportunistic.

Catherine Mealor

Okay, great. And then maybe one last one, have you made a decision on how you'll handle the core conversion. And what processor you'll be using?

John C. Corbett, President and Chief Executive Officer

Catherine, it's John.

Catherine Mealor

Hey, John.

John C. Corbett, President and Chief Executive Officer

We really want to take some time to get our teams together to look at the facts and the data and make a thoughtful decision there. We're thinking that the conversion probably will not occur until sometime in the spring of 2021.

Catherine Mealor

Great. All right. I'll get back in the queue. Thank you and congratulations.

John C. Pollok, Chief Financial Officer

Thank you.

Operator

The next question comes from Michael Rose with Raymond James. Please go ahead.

Michael Rose

Hey, good morning. I just wanted to follow-up on the last question. So of that $205 million of pretax merger and integration costs, would that include any costs related to technology investments and a potential systems upgrade on your core processor? Thanks.

John C. Corbett, President and Chief Executive Officer

Yes, Michael, it's John. So naturally, the deal charges cover all of the contract terminations that you would typically expect in an integration. From a digital standpoint, the consensus estimates currently anticipate digital investments that both companies are making. And candidly, I think it's fair to say that South State is a little further down the journey of the digital transformation than CenterState, and this merger gives us a chance to accelerate the speed to market for digital for both banks. South State's really been on the journey for about 4 years, led by Renee Brooks and she's going to serve as the company's Chief Operating Officer. She'll continue to lead the efforts for the combined bank as we evolve into the digital world.

Michael Rose

Okay. Maybe as a follow-up, it looks like the total CRE to risk-based capital, pro forma is about 280%. Is there a thought process over time to bring that down closer to where you guys -- CenterState legacy has been historically? And will that impact future growth rates moving forward? Thanks.

William E. Matthews V, Executive Vice President and Chief Financial Officer

Hey, Michael, this is Will. We do a pretty strong pro forma capital ratio 10.5%. Our TCE ratio in the high 8s. Our total risk-based cash flow north of 12. And these are all with buybacks assumed in the modeling. If you look forward, we are creating TCE of 30 to 40 basis points a year with the buybacks, and that would increase in the 60 to 70 basis point range without buybacks. And I guess one last point I'll note is that we do have room in our capital structure for additional Tier 2 capital. So, we have the option of issuing sub debt as needed. So all a way of saying that we don't think capital will be a constraint on our ability to grow.

Michael Rose

Okay, that's helpful. And maybe just one last one for me. So of the 10% expected revenue or expense savings would you view that to be somewhat conservative? The numbers do seem a little bit lower than I might have expected? And then can you also talk about any -- what you see as potential revenue synergies? Thanks.

William E. Matthews V, Executive Vice President and Chief Financial Officer

I'm sorry, Michael. I didn't catch the second part of your question.

Michael Rose

On revenue synergies, what do you see as potential revenue synergies?

William E. Matthews V, Executive Vice President and Chief Financial Officer

Okay. Great. This is Will. Why don't I take the cost saves part and I'll let Steve take the revenue synergies? The first thing I'd say about the cost saves. This is true of both the cost saves and the deal cost because a joint effort between our 2 management teams over a period of roughly 12-plus weeks or maybe longer, dating back to October. And we think that less than 10% of the combined NIE is a reasonable number, a thoughtful number. And we've also been thoughtful about the timeline in which we think we will realize those cost saves. They are concentrated in centralized overhead and IT efficiencies. And we don't want to – everybody is in the business of overpromising and under delivering, but I think those are thoughtful numbers. I'll let Steve address the revenue synergies.

Stephen Dean Young, Executive Vice President and Chief Operating Officer

Yes, sure, Michael. As far as modeling, we don't model any revenue synergies in the deal. But just to give you a couple of ideas, we are really excited about the platforms that each company has built that can be leveraged into the pro forma company. Two examples of that are our wealth management business and our capital markets business, including our swap business and international are just examples of platforms that will be leveraged in the combined company. Additionally, just having more scale in our mortgage, our treasury management business will also be key to our go-forward success.

Michael Rose

Okay. Thanks for taking my questions.

William E. Matthews V, Executive Vice President and Chief Financial Officer

Thanks, Michael.

Operator

Next question comes from Jennifer Demba with SunTrust. Please go ahead.

Jennifer H. Demba

Thank you. Good morning. Congratulations.

John C. Corbett, President and Chief Executive Officer

Thanks, Jennifer.

Jennifer H. Demba

First of all, the credit quality of both organizations has been excellent. I'm just wondering, as you look out over the next 5 years or so, what kind of net charge-off level would you see the combined company aiming for? What kind of range over a cycle?

John C. Corbett, President and Chief Executive Officer

This is John, Jennifer. I think if you look back over the last decade, the history kind of speaks for itself. Both companies have had very clean credit, and it's something that we take a great deal of pride in. You look at the philosophy of South State, where soundness comes first. And I think that as we think about CenterState's philosophies, we're right there. We lived through the crisis, and we're building this bank for the long run through multiple cycles. So, I think the best proxy for your answer is the history of the company's charge-off ratios over the last 10 years, which has been very good.

Jennifer H. Demba

Okay. And as you come together to be $34 billion in assets, are there any businesses -- business lines you anticipate entering or emphasizing further as a larger organization?

Stephen Dean Young, Executive Vice President and Chief Operating Officer

Yeah Jennifer, this is Steve. Again, I think there's some platforms that continue to be leveraged in this merger. I think obviously these wealth management platforms and capital markets will continue to grow. We clearly want our mortgage business to grow. Our treasury management, that's -- those are key focuses in the future for our continued growth.

Jennifer H. Demba

Thank you.

Operator

The next question comes from Tyler Stafford with Stephens. Please go ahead.

Tyler Stafford

Hey, good morning guys, and congratulations on the deal.

William E. Matthews V, Executive Vice President and Chief Financial Officer

Thank you, Tyler.

Tyler Stafford

I wanted to start on the cost savings aspect of the deal, so the $80 million that was asked about earlier. Agree, it does look like a conservative number. But at the same time, you guys do have a lot of hiring opportunities in the pro forma market. So, I'm just wondering how much of those cost savings do you think are going to be reinvested, and what underlying expense growth rate you should be thinking about.

Stephen Dean Young, Executive Vice President and Chief Operating Officer

Let me take the hiring piece of that question, Tyler. One of the things that's so attractive about this combination is that these are 2 great geographies, but they don't overlap. They're contiguous, but they don't overlap. And in doing this, we're keeping our leadership structure exactly as it is, from our market presidents' and regional presidents' standpoint. So, there is nothing about this merger that's going to change our focus on recruiting great bankers, just like we would have done if we were an independent organization. Will, any additional thoughts on that?

William E. Matthews V, Executive Vice President and Chief Financial Officer

Yes, I would just say one overarching theme is that -- and this is true for our entire industry, is that we will have to continue to take expenses out of our existing brick-and-mortar delivery system in response to changing customer patterns and take that money to reinvest in technology. I think opportunistic hires that present themselves to us are things we want to continue to take advantage of. And Tyler, you're, of course, aware of our commission-based, incentive-based business lines that -- where the noninterest expense fluctuates with the noninterest income as well.

Tyler Stafford

Okay. Thanks for that, Will. And then I don't know if Robert or John wants to take this next one. But one of the aspects that was maybe a bit misunderstood at the announcement of the Park Sterling deal was some of the loan portfolio runoff. So, I'm just wondering if there was any portfolio pruning at, I guess, legacy CenterState that we should be thinking about in terms of the outlook here.

Robert R. Hill, Chief Executive Officer

Hi, Tyler, this is Robert. In pretty much every merger we've had in the past, there's always been kind of a repositioning of the balance sheet as we move through it. As we mentioned, we've spent quite a bit of time together over the last couple of years, and especially the last 5 months. There's never been a merger where we've been more closely aligned from a risk management perspective or a credit culture perspective. So just like the geography not having the overlap as we can build from day 1, same thing in terms of the loan portfolio. There's nothing that we see that we would be moving away from. It's all how we now take advantage of these lines of business and build over a larger footprint.

Tyler Stafford

Okay. Thanks, Robert. And then just last one for me is just around the 20% EPS accretion. So just thinking about legacy CenterState, the fixed income business has doubled the last 2 quarters relative to where they've historically run. And I think looking at Street estimates, there's around $40 million of accretion in legacy CenterState's estimates. And then you mentioned there is the buyback in both companies' assumptions in their estimates. So, can you just level set for us, one, what's -- what we should be thinking about in terms of the fixed income business at legacy CenterState in terms of kind of a normal run rate here? And then in terms of the accretion with all the moving pieces here, what's a reasonable estimate for the accretion on a combined basis? Thanks.

Stephen Dean Young, Executive Vice President and Chief Operating Officer

Yes. Thanks, Tyler. This is Steve. Let me address your question maybe holistically and try to describe it this way. Both companies -- as we think about revenue, both companies have really similarly structured balance sheets with really strong, low-cost core deposits. So those revenue components naturally outperform in a higher rate environment. In addition, both companies have constructed really strong fee-based businesses to perform when rates are lower. And so, we believe, as you think about the combined companies in either rate environment, yes, we have the tools to excel. You've seen that play out over the last few quarters.

John Pollok mentioned that in his prepared remarks. And of course, you've seen that with our own bank that the fee income businesses, when margins got compressed, they have outperformed. I would imagine that over time, the yield curve will stabilize, that the margin will stabilize and the fee income businesses would come back down to more normalized levels. But ultimately, from a total revenue perspective, I'm not sure that there would be much change. So hopefully, that's helpful as we think about the overall pro forma revenue.

William E. Matthews V, Executive Vice President and Chief Financial Officer

And then just on the accretion part of your question, Tyler, we are estimating that in 2021, less than 10% of our net income is represented by accretion, and it moves down from there.

Tyler Stafford

Okay. Thanks Stephen. Very helpful.

Operator

Next question comes from Kevin Fitzsimmons with D. A. Davidson. Please go ahead.

Kevin Fitzsimmons

Hi, good morning guys, and congratulations. Just very quickly, most of the questions have been asked already, but just -- you really emphasized how closely aligned the 2 companies were, both financially, culturally, strategically. I'm just curious to the extent you can give us some examples of the areas where you were different. And maybe they were easy differences to work through? Or maybe they're going to be more difficult differences to work through either that you did work through in the negotiation or that you're going to have to work through in the integration? Thanks.

John C. Corbett, President and Chief Executive Officer

Kevin, it's John, and I'll start on the credit side. There's a slide on Page 13, where you can take a look at how we build the asset side of the balance sheet. And what you find is it's fairly similar. But if you look at the pie of how we've allocated credit, South State is slightly more leaning towards residential real estate, CenterState a little bit more towards commercial real estate. But from a similarity standpoint, both companies have got an outstanding track record. I think one of the nice things is that combining the 2 companies diversifies our loan book geographically. Both of them are granular loan books and deposit books. We both bank local businesses. Neither bank is in the business of banking, national, shared national credit, those types of things. So, I think there's a whole lot more similar than there is different.

Kevin Fitzsimmons

Okay, great. And just one further-out question. I know you're going to be completely focused on the integration for quite a while. But when you look at the math of the 2 franchises combined, it jumps out at you that some of the states where you might aspire to expand into once you get into that mode, and just a few look like North Carolina, Georgia, Alabama. What would be -- as a combined company, once you're past the integration, is that something that you would aspire to in any particular markets in those states?

John C. Corbett, President and Chief Executive OfficerYes. Look, as you can imagine, there's only one thing in our minds this morning and for the foreseeable future, and that is having the best integration of these 2 great companies that we can but we're not thinking about other strategic opportunities anytime soon. We're going to execute this thing very well. We've been talking about it for nearly 2 years. And the management team has been hyper-focused on it for 5 months. So that is job 1, and that's all we're focusing on this morning.

Kevin Fitzsimmons

Thanks.

Operator

The next question comes from Christopher Marinac with Janney. Please go ahead.

Christopher W. Marinac

Hey, good morning. I wanted to ask about the incentives that both of you look at together going forward. I know it's early in the process. But historically, CenterState had an ROA and EPS incentive, and South State was an EPS driven incentive the last year or so. Would those kind of remain intact? Or will you kind of change the dynamic for the combined company and do something that's more sort of deeper and broader in terms of how incentives work for the management team and further on down the line?

John C. Corbett, President and Chief Executive Officer

Yes, this is John. I think you heard the prepared remarks from both John Pollok and Will Matthews, and I think you heard them both talk about building tangible book value per share over time. So finding that balance between growth in tangible book value per share over an entire cycle and growing earnings per share, I think those are the 2 focuses going forward.

Christopher W. Marinac

Great. Thanks a lot John. And just a quick follow-up. I know you talked about expenses earlier for another question. Are hirings still happening this year for the -- for each company? Or would that be on pause until you get the merger close and then reexamine new hires?

John C. Corbett, President and Chief Executive Officer

No change. Look, there's no overlap. So this merger, the great thing about it is there's such limited disruption in our field bankers. We want them doing exactly the same thing in the next year than they were doing the last year.

Christopher W. Marinac

Great. Thanks.

Operator

Next question comes from Michael Young with SunTrust. Please go ahead.

Michael Young

Hey, good morning. John, before you guys crossed $10 billion in assets through acquisition, you made a concerted effort to hire some bankers to, I guess, support the organic growth initiative, pro forma. Would you do a similar sort of hiring ramp into the close of this deal to ensure that the pro forma growth rate can be sustained?

John C. Corbett, President and Chief Executive Officer

Yes. I think it's the same answer I gave previously. We're always focused on recruiting great bankers, and we're focused on retaining and motivating our current bankers. So really no change in our approach to recruiting great teams of bankers, just as we've done. This merger announcement will not change our thinking.

Michael Young

Thanks, and maybe bigger picture, just on the timing of the announcement. You mentioned that you guys have been in talks for several years and maybe a little more serious here recently. But can you talk about -- is it the digital investment that really pushed this to fruition? Or were there management succession issues or anything else that would have kind of driven this deal now?

John C. Corbett, President and Chief Executive Officer

Yes. Look, both companies were incredibly strong companies, stand-alone and individually. But as Robert mentioned, when he and I have spent time talking over the last 2 years, we just see where this industry is going. And if you have an opportunity to put the 2 best companies together, you take it before the opportunity passes you buy. But clearly, digital is the future, and we're both committed to that. And Renee is doing a great job at South State. And we're going to be --that's going to be a top priority of ours going forward.

Michael Young

Okay. Thanks.

Operator

This concludes our question and answer session. I would now like to turn the conference back over to John Corbett for any closing remarks.

John C. Corbett, President and Chief Executive Officer

Well, thanks, everyone, for your time today. We're going to be participating in the KBW Conference in Florida next month, and we look forward to reporting to you again soon. Have a good day.

Operator

This conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

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Forward-Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed merger of South State and CenterState, including future financial and operating results (including the anticipated impact of the transaction on South State’s and CenterState’s respective earnings and tangible book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of South State or CenterState to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses, (5) the failure to obtain the necessary approvals by the shareholders of South State or CenterState, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability by each of South State and CenterState to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger, (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by South State's issuance of additional shares of its common stock in the merger, (12) general competitive, economic, political and market conditions, and (13) other factors that may affect future results of CenterState and South State including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of CenterState and South State can be found in South State’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and CenterState’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. CenterState and South State disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Merger and Where to Find It

South State intends to file a registration statement on Form S-4 with the SEC to register the shares of South State’s common stock that will be issued to CenterState’s shareholders in connection with the transaction. The registration statement will include a joint proxy statement of South State and CenterState that also constitutes a prospectus of South State. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of South State and CenterState in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by South State or CenterState through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of South State or CenterState at:

South State Corporation	CenterState Bank Corporation
520 Gervais Street	1101 First Street South, Suite 202
Columbia, SC 29201-3046	Winter Haven, FL 33880
Attention: Investor Relations	Attention: Investor Relations
(800) 277-2175	(863) 293-4710

Before making any voting or investment decision, investors and security holders of South State and CenterState are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

South State, CenterState and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of each of South State and CenterState in connection with the merger. Information regarding the directors and executive officers of South State and CenterState and other persons who may be deemed participants in the solicitation of the shareholders of South State or of CenterState in connection with the merger will be included in the joint proxy statement/prospectus related to the proposed merger, which will be filed by South State with the SEC. Information about the directors and executive officers of South State and their ownership of South State common stock can also be found in South State’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 6, 2019, and other documents subsequently filed by South State with the SEC. Information about the directors and executive officers of CenterState and their ownership of CenterState common stock can also be found in CenterState’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 12, 2019, and other documents subsequently filed by CenterState with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.